Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

American Airlines | US AIRWAYS

Joint Merger News

Integration team leads announcement

February 25, 2013

Dear Fellow Employees:

A little more than a week ago we announced the merger between our two airlines that will create a new global premier airline. Today we are pleased to begin transition planning by naming the two team leads who will direct that work: US Airways President Scott Kirby and American Airlines Chief Restructuring Officer Bev Goulet. Scott and Bev will provide solid leadership to the critical task of transition planning – developing joint plans between now and closing our merger so that we are prepared to begin integration immediately upon closing. We expect to close our merger in the third quarter of this year.



US Airways President
Scott Kirby

Scott is the President of US Airways and was its team leader during the merger analysis and negotiations. During the due diligence process, he played a key role in shaping the revenue and cost benefits associated with a merger, as well as labor negotiations. Scott, along with many others on both teams, has worked hard to establish the collaborative relationship between both airlines' labor unions. He has also worked closely with the American team over the last several weeks and has become well-versed in American's operations.



American Airlines Chief
Restructuring Officer
Bev Goulet

For American, Bev has led one of the fastest and most successful airline restructurings in history, resulting in savings of more than $2 billion across the enterprise, and has also played a key role during the merger due diligence processes. Bev led the team that helped refine revenue and cost benefits of a merger and played a key role in negotiating the splits for US Airways and American stakeholders.

Scott and Bev will be part of a Transition Committee chaired by

the two of us, and together we will establish transition planning teams led by senior leaders from both airlines. The effort will be supported by an outside merger project management firm. More details will come in the very near future. The committee will be focused on our long-term goal of building a strong, profitable airline well equipped to invest in our people, products and technologies so that we can keep our loyal customers and attract new ones.

Please join us in congratulating Scott and Bev on their appointments. Ultimately, our people will be the most important element of our success as we put our two airlines together and build the new American. While we will continue to operate independently as the merger is under review, we look forward to the opportunity to work as one team and do great things together as we create a premier global airline.

We will continue to update you as transition planning work continues. In the meantime, thanks for all you are doing to run two great airlines and continuing to take care of both airlines' customers.

Sincerely,

Tom Doug

Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue,""seek," "target," "guidance," "outlook," "forecast" and other similar words. These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.